United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

2

VALE’S PERFORMANCE IN 3Q15 1

 www.vale.com rio@vale.com Tel.: (55 21) 3814-4540 Investor Relations Department Rogério T. Nogueira André Figueiredo Carla Albano Miller Fernando Mascarenhas Andrea Gutman Bruno Siqueira Claudia Rodrigues Marcio Loures Penna Mariano Szachtman Renata Capanema BM&F BOVESPA: VALE3, VALE5 NYSE: VALE, VALE.P HKEx: 6210, 6230 EURONEXT PARIS: VALE3, VALE5 LATIBEX: XVALO, XVALP Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Miski Mayo S.A.C., Mineração Corumbaense Reunida S.A., PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Salobo Metais S.A, Vale Australia Pty Ltd., Vale International Holdings GMBH, Vale Canada Limited (formely Vale Inco Limited), Vale Fertilizantes S.A., Vale International S.A., Vale Manganês S.A., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Shipping Holding PTE Ltd. 2

 Results highlights Iron Ore C1 cash cost at US$ 12.7/t, net debt down US$ 2.3 billion, and 75% physical progress at S11D mine and mill Rio de Janeiro, October 22, 2015 — Vale S.A. (Vale) reached iron ore production of 88.2 Mt in 3Q15, the highest quarterly production in Vale’s history with Carajás production reaching 33.9 Mt, also a record for a third quarter. Gross revenues totaled US$ 6.618 billion in 3Q15, decreasing US$ 467 million vs. 2Q15, as a result of lower realized prices of iron ore fines (US$ 281 million), nickel (US$ 136 million), copper (US$ 98 million) and pellets (US$ 74 million), partially offset by higher volumes of iron ore fines (US$ 167 million). Costs and expenses, net of depreciation charges, totaled US$ 4.649 billion in 3Q15, decreasing US$ 288 million vs. 2Q15, despite higher sales volumes. C1 cash cost FOB port per metric ton for iron ore fines ex-royalties reached US$ 12.7/t in 3Q15 vs. US$ 15.8/t in 2Q15, the lowest in the iron ore industry, driven by the ongoing cost reduction initiatives and the ramp-up of both the N4WS and N5S extension mines and of some of the new Itabirites projects. Adjusted EBITDA was US$ 1.875 billion in 3Q15, 15.3% lower than in 2Q15 mainly as a result of lower sales prices which impacted EBITDA negatively by US$ 715 million. Lower costs and expenses and higher sales volumes partially offset the EBITDA impact of lower prices by US$ 481 million and US$ 62 million, respectively. Adjusted EBITDA margin was 28.8% in 3Q15. Capital expenditures totaled US$ 1.879 billion in 3Q15 with investments in project execution at US$ 1.232 billion and sustaining capex at US$ 647 million. Divestments totaled US$ 1.537 billion in 3Q15, with US$ 1.089 billion coming from the sale of 36.4% of MBR preferred shares and US$ 448 million from the sale of four very large ore carriers to China Merchants Energy Shipping Co. Net loss was US$ 2.117 billion in 3Q15 against a net income of US$ 1.675 billion in 2Q15. The US$ 3.792 billion decrease in income was mostly driven by the effect on financial results of the depreciation of the BRL against the USD of 28% in 3Q15 vs. the appreciation of the BRL against the USD of 3% in 2Q15. Underlying earnings were negative in US$ 961 million in 3Q15, against US$ 973 million in 2Q15. Gross debt totaled US$ 28.675 billion as of September 30th, 2015, decreasing US$ 1.098 billion from the debt position as of June 30th, 2015. Net debt decreased US$ 2.296 billion to 3

 US$ 24.213 billion with a cash balance of US$ 4.462 billion. Average debt maturity was 8.3 years with an average cost of debt of 4.37% per annum. EBITDA from the Ferrous Minerals business was supported by significant reductions in costs and expenses • Adjusted EBITDA for Ferrous Minerals in 3Q15 was US$ 1.652 billion, US$ 159 million lower than the US$ 1.811 billion achieved in 2Q15, mainly as a result of lower realized sales prices (US$ 358 million) and of lower dividends received from Samarco (US$ 146 million) and from the leased pelletizing plants (US$ 31 million), and was partially offset by higher sales volumes (US$ 42 million), lower costs1 (US$ 103 million) and lower expenses (US$ 14 million). 1 Net effect on costs, after adjusting for the impacts from volume and exchange rates • Adjusted EBITDA remained stable in 3Q15 vs. 2Q15 after excluding the higher dividends received from Samarco and from the leased pellet plants in 2Q15. • Adjusted EBITDA exceeded total capex in the Ferrous Minerals business segment by US$ 553 million in 3Q15 vs. US$ 534 million in 2Q15. • Vale’s CFR dmt reference price for iron ore fines (ex-ROM) decreased US$ 5.5/t from US$ 61.5/t in 2Q15 to US$ 56.0/t in 3Q15, being US$ 1.1/t higher than the average Platts IODEX 62% of US$ 54.9/t in 3Q15. • Product quality measured by Fe content improved from 63.2% in 2Q15 to 63.5% in 3Q15 mostly due to the ramp-up of the N4WS and N5S mines and of the Itabirites projects. • Unit freight cost per iron ore metric ton was US$ 16.4/t in 3Q15, US$ 0.4/t lower than the US$ 16.8/t recorded in 2Q15. • Unit cash costs and expenses (adjusted for quality and moisture) for iron ore fines on a dry metric ton (dmt) basis landed in China decreased from US$ 39.1/t in 2Q15 to US$ 34.2/t in 3Q15 (and reached US$ 32.4/t on a combined sales of iron ore fines and pellets). • Sustaining capex for iron ore fines totaled US$ 209 million (US$ 3.1/ wmt) in 3Q15, US$ 1.0/ wmt lower than in 2Q15. • S11D reached 75% physical progress at the mine and plant, 50% at the railway and port, and 72% on the railway spur. 4

 EBITDA from the Base Metals business segment decreased with lower nickel prices • Sales revenues totaled US$ 1.355 billion in 3Q15, US$ 293 million lower than in 2Q15 mainly as a result of lower prices (US$ 255 million). • Adjusted EBITDA was US$ 193 million in 3Q15, US$ 213 million lower than in 2Q15, negatively impacted by US$ 86 million due to decreased copper prices in the quarter, as well as, a decrease in the forward curve at the end of 3Q15 which resulted in provisional copper price adjustments from: (i) sales realized in previous quarters and finalized in 3Q15 (US$ 28 million); and (ii) sales still outstanding at the end of 3Q15 (US$ 58 million). • Production of nickel totaled 71,600 t in 3Q15, 6.7% higher than in 2Q15, as a result of higher production in Sudbury, Indonesia and New Caledonia, despite the planned shutdowns in Sudbury and Thompson in 3Q15. • Production of copper reached 99,300 t with gold posting the best performance for a third quarter at 100,000 oz. • Salobo’s EBITDA reached US$ 77 million, despite weaker prices and a slower than expected ramp-up in July and August 2015, which was partially offset by the 90% capacity utilization reached in September 2015. • Production and sales volumes of copper and nickel should increase in 4Q15 with the conclusion of all scheduled maintenance for the year and the higher production from own ore sources, alongside the achievement of Salobo´s nominal production capacity. EBITDA from the Coal business segment decreased with higher costs and lower prices • Adjusted EBITDA for coal decreased to -US$ 129 million in 3Q15 vs. -US$ 102 million in 2Q15, mainly as a result of higher costs (US$ 35 million) and lower prices (US$ 10 million), which were partially offset by lower expenses (US$ 13 million). • Costs increased mainly as a result of (i) additional consumption of higher cost coal inventories with increased sales volumes and reduced ROM production in Carborough Downs and (ii) the removal of waste brought forward during the plant shutdown in Mozambique. • Moatize II reached 96% physical progress with a capital expenditure of US$ 93 million while the Nacala Corridor reached 94% physical progress with capital expenditures of US$ 212 million in 3Q15. 5

 EBITDA from the Fertilizers business segment continued to improve driven by higher sales volumes and lower costs • Adjusted EBITDA for Fertilizers increased to US$ 197 million in 3Q15 from US$ 163 million in 2Q15 mainly driven by higher sales volumes (US$ 69 million) and lower costs (US$ 40 million), and was partially offset by lower prices (US$ 54 million) and higher expenses (US$ 21 million). In 3Q15 we reduced our costs and expenses substantially, achieved a significantly lower C1 cash cost in iron ore fines, continued our divestment process and reduced our net debt position. We remain focused on maintaining our operating discipline and preserving our balance sheet as we complete our investment cycle in the coming years. Selected financial indicators US$ million 3Q15 2Q15 3Q14% % (A) (B) (C) (A/B) (A/C) Gross operating revenues 6,618 7,084 9,249 (6.6) (28.4) Net operating revenues 6,505 6,965 9,062 (6.6) (28.2) Adjusted EBIT 834 1,040 1,625 (19.8) (48.7) Adjusted EBIT margin (%) 12.8 14.9 17.9 Adjusted EBITDA 1,875 2,213 3,004 (15.3) (37.6) Adjusted EBITDA margin (%) 28.8 31.8 33.1 Net income (loss) (2,117) 1,675 (1,437) (226.4) 47.3 Underlying earnings (961) 973 666 (198.8) (244.3) Underlying earnings per share (US$ / share) (0.19) 0.19 0.13 (198.8) (244.3) Total gross debt 28,675 29,773 29,366 (3.7) (2.4) Cash and cash equivalents¹ 4,462 3,264 8,332 36.7 (46.4) Total net debt 24,213 26,509 21,034 (8.7) 15.1 Total gross debt / adjusted EBITDA LTM (x) 3.6 3.3 1.6 10.1 120.7 Capital expenditures 1,879 2,119 3,177 (11.3) (40.8) ¹ Including financial investments US$ million 9M15 9M14% (A) (B) (A/B) Gross operating revenues 20,060 29,010 (30.9) Net operating revenues 19,710 28,467 (30.8) Adjusted EBIT 2,414 7,641 (68.4) Adjusted EBIT margin (%) 12.2 26.8 Adjusted EBITDA 5,690 11,166 (49.0) Underlying earnings (666) 4,670 (114.3) Underlying earnings per share on a fully diluted basis (US$ / share) (0.13) 0.91 (114.3) Capital expenditures 6,207 8,232 (24.6) 6

 Operating revenues Gross operating revenues in 3Q15 were US$ 6.618 billion, 6.6% lower than in 2Q15. The decrease in sales revenues was mainly due to lower realized prices of iron ore fines (US$ 281 million), nickel (U$ 136 million) and pellets (US$ 74 million). Sales to Asia represented 53.6% of total gross revenues in 3Q15, increasing from the 51.1% share of sales revenues recorded in 2Q15. Sales to the Americas represented 25.7% of total sales, while sales to Europe represented 16.8% and to the Middle East 3.4%. Sales to China represented 38.6% of total gross revenues in 3Q15, while Brazil represented 18.0%, Japan 7.5%, Germany 5.0%, Canada 3.1%, the United States 2.8% and South Korea 2.6%. Gross operating revenue by destination US$ million 3Q15% 2Q15% 3Q14 % North America 409 6.2 583 8.2 746 8.1 USA 188 2.8 241 3.4 331 3.6 Canada 206 3.1 332 4.7 415 4.5 Mexico 15 0.2 9 0.1 (1) (0.0) South America 1,289 19.5 1,273 18.0 1,903 20.6 Brazil 1,191 18.0 1,159 16.4 1,744 18.9 Others 98 1.5 114 1.6 159 1.7 Asia 3,550 53.6 3,618 51.1 4,551 49.2 China 2,556 38.6 2,584 36.5 2,799 30.3 Japan 498 7.5 417 5.9 904 9.8 South Korea 171 2.6 184 2.6 371 4.0 Others 325 4.9 433 6.1 477 5.2 Europe 1,114 16.8 1,276 18.0 1,582 17.1 Germany 332 5.0 381 5.4 516 5.6 Italy 104 1.6 115 1.6 226 2.4 Others 678 10.2 780 11.0 841 9.1 Middle East 227 3.4 286 4.0 359 3.9 Rest of the World 29 0.4 47 0.7 108 1.2 Total 6,618 100.0 7,084 100.0 9,249 100.0 The Ferrous Minerals business segment accounted for 66.0% of our gross operating revenues in 3Q15, compared to 65.3% in 2Q15. The Base Metals business segment decreased its share in gross revenues to 20.5% in 3Q15 from 23.3% in 2Q15 mainly driven by lower nickel prices, while Fertilizers continued to increase its share, to 11.3% in 3Q15, from 8.7% in 2Q15, while Coal slightly decreased its share to 1.9%. 7

 Gross operating revenues by destination Gross operating revenue by business segments US$ million 3Q15% 2Q15% 3Q14 % Ferrous minerals 4,367 66.0 4,622 65.3 5,935 64.2 Iron ore fines 3,290 49.7 3,403 48.0 4,287 46.4 ROM 27 0.4 37 0.5 54 0.6 Pellets 908 13.7 1,003 14.2 1,356 14.7 Manganese ore 24 0.4 32 0.5 50 0.5 Ferroalloys 3 0.1 29 0.4 47 0.5 Others 115 1.7 118 1.7 141 1.5 Coal 127 1.9 146 2.1 201 2.2 Metallurgical coal 115 1.7 137 1.9 184 2.0 Thermal coal 12 0.2 9 0.1 17 0.2 Base metals 1,355 20.5 1,648 23.3 2,129 23.0 Nickel 785 11.9 874 12.3 1,288 13.9 Copper 368 5.6 483 6.8 579 6.3 PGMs 59 0.9 125 1.8 141 1.5 Gold 115 1.7 128 1.8 116 1.2 Silver 7 0.1 7 0.1 4 - Others 22 0.3 31 0.4 1 - Fertilizer nutrients 747 11.3 614 8.7 747 8.1 Potash 47 0.7 34 0.5 47 0.5 Phosphates 588 8.9 470 6.6 560 6.1 Nitrogen 92 1.4 94 1.3 109 1.2 Others 20 0.3 16 0.2 31 0.3 Others 22 0.3 54 0.8 237 2.6 Total 6,618 100.0 7,084 100.0 9,249 100.0  8

Costs and expenses Costs and expenses decreased to US$ 5.671 billion in 3Q15 from the US$ 5.925 billion recorded in 2Q15, mainly due to: (i) the impact of exchange rate variations in COGS and SG&A (US$ 378 million) and (ii) a reduction in other expenses (US$ 90 million). These reductions were partly offset by higher sales volumes (US$ 233 million). Costs and expenses US$ million 3Q15 2Q15 3Q14 Costs 5,040 5,186 6,501 Expenses 631 739 936 Total costs and expenses 5,671 5,925 7,437 Depreciation 1,022 988 1,119 Costs and expenses ex-depreciation 4,649 4,937 6,318 COST OF GOODS SOLD (COGS) COGS2 totaled US$ 5.040 billion in 3Q15, reducing US$ 146 million in comparison with the US$ 5.186 billion recorded in 2Q15, despite the increase in sales volumes in iron ore fines, nickel and fertilizers in 3Q15. Ferrous Minerals costs decreased US$ 222 million, Base Metals costs decreased US$ 36 million, while Fertilizers costs increased US$ 95 million mainly driven by additional sales volumes and Coal costs increased US$ 6 million in 3Q15 vs. 2Q15. 2 COGS currency exposure in 3Q15 was made up as follows: 49% Brazilian Reais, 34% US dollar, 13% Canadian dollar, 1% Australian dollar and 3% other currencies. After adjusting for the effects of higher sales volumes, costs decreased US$ 379 million in 3Q15 vs. 2Q15. Cost reductions were mostly driven by the depreciation of the BRL against the USD and by the positive results of cost reduction initiatives, especially in the Ferrous Minerals business segment with the ramp-up of the N4WS and N5S extension mines, the Vargem Grande and both the Conceição I and II Itabirites projects. COGS totaled US$ 15.394 billion in 9M15, reducing US$ 2.8 billion in comparison with the US$ 18.172 billion recorded in 9M14, despite the increase in sales volumes in most of the business segments. Ferrous Minerals costs decreased by US$ 1.6 billion, Fertilizers costs decreased by US$ 404 million, Coal costs decreased by US$ 225 million and Base Metals costs decreased by US$ 151 million in 9M15 vs. 9M14. Further details on cost performance are provided in the “Performance of the Business Segments” section. 9

 COGS by business segments US$ million 3Q15% 2Q15% 3Q14 % Ferrous minerals 2,813 55.8 3,035 58.5 3,775 58.1 Base metals 1,406 27.9 1,442 27.8 1,623 25.0 Coal 239 4.7 233 4.5 315 4.8 Fertilizers 536 10.6 441 8.5 662 10.2 Other products 46 0.9 35 0.7 126 1.9 Total COGS 5,040 100.0 5,186 100.0 6,501 100.0 Depreciation 861 882 991 COGS, ex-depreciation 4,179 4,304 5,510 Expenses Total expenses decreased to US$ 631 million in 3Q15 from the US$ 739 million recorded in 2Q15, mainly due to lower provisions for contingencies and losses recorded in other expenses (US$ 90 million). Evolution of costs and expenses SG&A decreased to US$ 131 million in 3Q15, representing a 17.6% reduction from the US$ 159 million recorded in 2Q15, and a 52.2% reduction from the US$ 274 million recorded in 3Q14. SG&A net of depreciation decreased US$ 25 million in 3Q15 vs. 2Q15, as a result of the depreciation of the BRL and of the CAD (US$ 11 million), as well as the simplification of corporate functions (US$ 14 million). R&D expenses totaled US$ 121 million in 3Q15, representing a 2.5% increase from the US$ 118 million recorded in 2Q15, and a 37.6% decrease from the US$ 194 million recorded in 10

 3Q14. The increase in 3Q15 vs. 2Q15 was mainly driven by yearly seasonality. R&D expenses were mostly concentrated in iron ore and pellets (US$ 28 million) and nickel (US$ 23 million). Pre-operating and stoppage expenses totaled US$ 266 million in 3Q15, almost in line with the US$ 259 million registered in 2Q15, and representing a 6.3% decrease from the US$ 284 million recorded in 3Q14. Lower pre-operating expenses at VNC in 3Q15 vs. 2Q15 were offset by an increase in Mozambique expenses, driven by higher coal volumes transported at the Nacala railway and by higher expenses associated with a comprehensive maintenance shutdown in Mozambique. Other operating expenses decreased to US$ 113 million in 3Q15 from the US$ 203 million recorded in 2Q15 and from the US$ 184 million recorded in 3Q14, mainly due to lower provisions for contingencies and losses. Total expenses decreased to US$ 1.902 billion in 9M15, from the US$ 2.654 billion recorded in 9M14. After deducting the positive one-off effect of US$ 230 million from the goldstream transaction recorded in 1Q15, expenses declined 19.7%. Expenses decreased in all categories when comparing 9M15 vs. 9M14. SG&A net of depreciation decreased US$ 239 million (37.5%), totaling US$ 390 million in 9M15. Expenses US$ million 3Q15% 2Q15% 3Q14 % SG&A ex-depreciation 100 125 206 SG&A 131 20.8 159 21.5 274 29.3 Administrative 132 20.9 151 20.4 266 28.4 Personnel 56 8.9 74 10.0 108 11.5 Services 26 4.1 26 3.5 51 5.4 Depreciation 31 4.9 34 4.6 68 7.3 Others 19 3.0 17 2.3 39 4.2 Selling (1) (0.2) 8 1.1 8 0.9 R&D 121 19 118 16 194 21 Pre-operating and stoppage expenses¹ 266 42 259 35 284 30 VNC 97 15.4 116 15.7 137 14.6 Long Harbour 65 10.3 68 9.2 36 3.8 S11D 11 1.7 14 1.9 - - Moatize 25 4.0 11 1.5 - - Others 68 12.0 50 6.8 111 11.9 Other operating expenses 113 18 203 27 184 20 Total Expenses 631 100 739 100 936 100 Depreciation 161 106 127 Expenses ex-depreciation 470 633 809 ¹ Includes U$ 83 million of depreciation charges in 3Q15, US$ 72 million in 2Q15 and US$ 60 million in 3Q14. 11

 Adjusted earnings before interest, taxes depreciation and amortization Adjusted EBITDA was US$ 1.875 billion in 3Q15, 15.3% lower than in 2Q15, mainly as a result of lower sales prices in most of our commodities which impacted EBITDA negatively by US$ 715 million. Lower costs and expenses and higher sales volumes partly offset the impact of lower prices by US$ 481 million and US$ 62 million, respectively. Adjusted EBITDA margin was 28.8% in 3Q15. Adjusted EBIT was US$ 834 million in 3Q15, 19.8% lower than in 2Q15. Adjusted EBITDA US$ million 3Q15 2Q15 3Q14 Gross operating revenues 6,618 7,084 9,249 Net operating revenues 6,505 6,965 9,062 COGS (5,040) (5,186) (6,501) SG&A (131) (159) (274) Research and development (121) (118) (194) Pre-operating and stoppage expenses (266) (259) (284) Other operational expenses (113) (203) (184) Adjusted EBIT 834 1,040 1,625 Depreciation, amortization & depletion 1,022 988 1,119 Dividends received 19 185 260 Adjusted EBITDA 1,875 2,213 3,004 Adjusted EBITDA by business area US$ million 3Q15 2Q15 3Q14 Ferrous minerals 1,652 1,811 2,411 Coal (129) (102) (149) Base metals 193 406 781 Fertilizer nutrients 197 163 96 Others (38) (65) (135) Total 1,875 2,213 3,004 12

 Net income Vale posted a net loss of US$ 2.117 billion in 3Q15 compared to a net income of US$ 1.675 billion in 2Q15. The US$ 3.792 billion decrease was mostly driven by the effect on financial results of the 28% depreciation of the BRL against the USD3 in 3Q15 versus the 3% appreciation of the BRL against the USD in 2Q15. 3 Depreciation of the BRL from 3.10 in 2Q15 to 3.97 BRL/USD in 3Q15. Underlying earnings were a negative US$ 961 million in 3Q15 after excluding the following one-off effects: (i) foreign exchange and monetary variation losses (-US$ 5.117 billion); (ii) currency and interest rate swap losses (-US$ 1.196 billion); (iii) loss on the sale of four very large ore carriers (-US$ 48 million); (iv) gain on financial instruments fair value valuation (US$ 29 million); (v) gain on the mark-to-market of shareholder debentures (US$ 75 million); (vi) tax adjustments on the above referred items (US$ 2.111 billion) and (vii) deferred income tax from foreign subsidiaries recognized in 3Q15 (US$ 2.990 billion). Underlying earnings were negative after excluding the above mentioned one-off effects mainly due to losses on other derivatives (US$ 603 million) such as a bunker oil hedge and negative equity income from affiliated companies (US$ 349 million). Net financial results showed a loss of US$ 7.176 billion in 3Q15, compared to a gain of US$ 532 million in 2Q15. The main components of net financial results include: (i) financial expenses (-US$ 352 million), (ii) financial revenues (US$ 92 million), (iii) foreign exchange and monetary losses (-US$ 5.117 billion), (iv) losses on currency and interest rate swaps (-US$ 1.196 billion) and (v) losses on other derivatives (-US$ 603 million), composed mainly of bunker oil derivatives losses of US$ 530 million. Differently from the 3% appreciation of the BRL vs. the USD throughout 2Q15 which led to a US$ 764 million financial gain, the 28% depreciation of the BRL against the USD in 3Q15 led to a US$ 6.221 billion loss, of which US$ 5.025 billion came from the US$ 17.394 billion exposure representing the net position of the USD denominated liabilities and USD denominated assets recorded in Vale’s (parent company) financial statements, and US$ 1.196 billion from the mark-to-market of the swap transactions implemented to convert debt instruments into USD. At the end of 2014, Brazilian corporate tax legislation was amended by Law number 12.973/13, taking effect in 2015. Under the amended legislation, income from foreign subsidiaries are recognized on an accrual basis for Brazilian tax purposes and top-up taxes are applicable in Brazil up to the standard Brazilian corporate tax rate of 34%. In compliance with Brazilian legislation, based on tax losses carried forward at foreign subsidiaries and on 13 economic and financial projections, US$ 2.952 billion4 was recorded as a deferred tax asset against a deferred income tax in the statement of income in 3Q15 4 The US$ 2.952 billion recorded as a deferred tax asset in the balance sheet differs from the US$ 2.990 billion recorded as deferred income tax in the statement of income due to different exchange rates used for recognition. Effects of currency price volatility on Vale’s financial performance In 3Q15, from end to end, the Brazilian Real (BRL) depreciated 28.1% against the US Dollar (USD) from BRL 3.10/ USD as of June 30th, 2015 to BRL 3.97/ USD as of September 30th, 2015. On a quarterly average, the exchange rate depreciated by 15.1%, from an average BRL 3.07/ USD in 2Q15 to an average BRL 3.54/USD in 3Q15. Although Vale reports its financial performance in USD, the BRL depreciation impacts its results since the functional currency of Vale’s parent company, Vale S. A., is the BRL. The end to end depreciation of the BRL against the USD and other currencies caused mainly non-cash losses of US$ 6.221 billion on our earnings before taxes in 3Q15, driven by its impact on: • The net position of the USD and other currencies denominated liabilities and the USD and other currencies denominated assets (accounts receivable and others) — which amounted to a loss of US$ 5.025 billion in 3Q15, recorded in the financial statements as “Foreign exchange”. • The forward and swaps derivatives that are used to reduce the volatility of our cash flows in USD. In 3Q15, the changes in fair value and the settlements of the currency swaps from the BRL and other currencies to the USD caused one-off losses of US$ 1.196 billion. The BRL depreciation on a quarterly average had positive impacts on our cash flows. In 3Q15 most of our revenues were denominated in USD, while our COGS were 49% denominated in BRL, 34% in USD and 13% in Canadian dollars (CAD) and about 75% of our capital expenditures were denominated in BRL. The depreciation of the BRL and of other currencies in 3Q15 reduced our COGS and SG&A by US$ 378 million. 14

 Equity income from affiliated companies Equity income from affiliated companies was negative in US$ 349 million in 3Q15 against US$ 218 million recorded in 2Q15. The main negative contributors to Vale’s equity income were CSP (-US$ 245 million), Samarco (-US$ 120 million) and CSA (-US$ 29 million), due to the impact of the BRL depreciation on the USD denominated debt of these companies. Positive contributions to equity income came mainly from the leased pelletizing companies in Tubarão (US$ 29 million), VLI (US$ 13 million), MRN (US$ 10 million) and MRS (US$ 8 million). Underlying earnings US$ million 3Q15 2Q15 3Q14 Underlying earnings (961) 973 666 Items excluded from basic earnings Gain (loss) on fair value on non-current assets (48) (55) - Deferred income tax — foreign subsidiaries 2,990 - - Shareholders Debentures 75 361 (87) Foreign exchange (5,025) 521 (1,969) Monetary variation (92) (39) 26 Currency and interest rate swaps (1,196) 243 (740) Fair value on financial instruments 29 (18) (291) Gain (loss) on sale of investments - 79 (43) Foreign exchange gain (loss) on equity results - - (159) Income tax over excluded items 2,111 (390) 1,001 Net Income (loss) (2,117) 1,675 (1,437) Financial results US$ million 3Q15 2Q15 3Q14 Gross interest¹ (239) (228) (105) Tax and labour contingencies 10 (17) (27) Others² 15 174 (462) Financial expenses (REFIS) (138) (144) (175) Financial expenses (352) (215) (769) Financial income 92 30 171 Currency and interest rate swaps (1,196) 243 (740) Others (bunker oil, commodities, etc) (603) (8) (87) Derivatives (1,799) 235 (827) Foreign exchange (5,025) 521 (1,969) Monetary variation (92) (39) 26 Financial results, net (7,176) 532 (3,368) (1) The capitalization of interest on assets under construction amounted to US$ 195 million in 3Q15, US$ 177 million in 2Q15 and US$ 299 million in 3Q14. (2) Other financial expenses include the mark-to-market of shareholder debentures, which amounted to US$ 75 million in 3Q15, US$ 361 million in 2Q15 and -US$ 87 million in 3Q14.  15

Investments Capital expenditures reached US$ 1.879 billion in 3Q15 with US$ 1.232 billion in project execution and US$ 647 million in sustaining, totaling US$ 6.207 billion in 9M15 with US$ 4.182 billion in project execution and US$ 2.026 billion in sustaining. Capital expenditures decreased by US$ 2.025 billion in 9M15 vs. 9M14. Total capital expenditures by business segment US$ million 3Q15% 2Q15% 3Q14 % Ferrous minerals 1,099 58.5 1,277 60.3 1,935 60.9 Coal 333 17.7 389 18.3 713 22.4 Base metals 370 19.7 372 17.5 318 10.0 Fertilizer nutrients 55 2.9 49 2.3 93 2.9 Power generation 16 0.9 24 1.1 41 1.3 Steel 6 0.3 6 0.3 11 0.4 Others - - 1 - 66 2.1 Total 1,879 100.0 2,119 100.0 3,177 100.0 Project execution Investments in project execution decreased from US$ 1.434 billion in 2Q15 to US$ 1.232 billion in 3Q15. Ferrous Minerals accounted for about 71% and coal accounted for 25% of the total investments in project execution. Project execution by business area US$ million 3Q15% 2Q15% 3Q14 % Ferrous minerals 878 71.3 1,001 69.9 1,424 63.5 Coal 311 25.2 384 26.8 677 30.2 Base metals 10 0.8 11 0.8 77 3.5 Fertilizer nutrients 11 0.9 7 0.5 14 0.6 Power generation 16 1.3 24 1.7 40 1.8 Steel 6 0.5 6 0.4 11 0.5 Total 1,232 100.0 1,434 100.0 2,243 100.0 FERROUS MINERALS About 97% of the US$ 878 million invested in Ferrous Minerals in 3Q15 relates to growth initiatives in iron ore, namely the S11D project and the expansion of its associated infrastructure (US$ 737 million) and the Itabiritos projects (US$ 111 million).  16

Overview of modules assembled at the S11D beneficiation plant area S11D (including mine, plant and associated logistics — CLN S11D) advanced as planned and reached combined physical progress of 60% in 3Q15 with 75% progress at the mine site and 50% at the logistic sites. Overview of the north berth at Pier IV — Ponta da Madeira terminal The transportation of the modules to the beneficiation plant area was concluded with 95% of the modules positioned. The assembly of the mine substation electrocentres is ongoing. The railway spur reached 72% physical progress and the off-shore pile-driving in the north berth reached 89% physical progress. Capital expenditures for the Cauê Itabiritos project totaled US$ 63 million in 3Q15. The commissioning of the Cauê Itabiritos project is ongoing, with the performance tests of the primary crushing system initiated and the cold commissioning of the mill at Line 1 concluded.  17

 COAL Vale invested US$ 93 million in the Moatize II project and US$ 212 million in the Nacala Logistics Corridor in 3Q15. Moatize II achieved 96% physical progress with 98% physical progress in electromechanical assembly, and with the assembly of the transmission line and the energizing of all electric substations concluded. The greenfield sections of the railway were concluded and the main brownfield section of the railway (Section 7) reached 86% physical progress with completion expected by December 2015. The Nacala Logistics Corridor (NLC) already transported 2,760 wagons and discharged 150 kt of coal at the port. The port stacker that collapsed at the Nacala port on July 19th should be commissioned in April 2016, not impacting the port´s ramp-up curve. The logistics bottleneck will be gradually eliminated with the ramp-up of the NCL. Evolution of capital expenditures  18

 Description and status of main projects Project Description Capacity (Mtpy) Status Ferrous Minerals projects Carajás Serra Sul S11D Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil. 90 Transportation of the modules to the plant area concluded. 95% of the modules positioned in the plant area. Assembly of the mine substation electrocenters ongoing. CLN S11D Duplication of 570 km railway, with construction of rail spur of 101 km. Acquisition of wagons, locomotives, and onshore and offshore expansions at PDM maritime terminal. (80)(a) Foundation work on the PDM port expansion ongoing — pile driving in the off-shore north berth reached 89% physical progress. Onshore expansion — civil works concluded and electromechanical assembly ongoing. Railway spur at 72% physical progress. Cauê Itabiritos Adaptation of the plant to process low-grade itabirites from the Minas do Meio mines, located in the Southeastern System, Minas Gerais, Brazil 24 (4)(a) Commissioning of the project ongoing. Performance tests of the primary crushing system initiated. Cold commissioning of Line 1 mill concluded. CSP(b) Development of a steel slab plant in partnership with Dongkuk and Posco, located in Ceará, Brazil. 1.5 Assembly of the steel structure at 92% physical progress. Civil works reached 96% physical progress. Coal Projects Moatize II New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique. 11 Electromechanical assembly at 98% physical progress. Assembly of the transmission line concluded. Energizing of all electric substations concluded. Nacala Corridor Railway and port infrastructure connecting the Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique. 18 Revamp of the brownfield sections of the railway at 86% physical progress. Realignments and 132.4 km of superstructure in courtyards concluded. 241 km of track renewal of section 7 (main line). (a) Net additional capacity. (b) Relative to Vale’s stake in the project.  19

 Progress indicators5 5 In this table we do not include pre-operating expenses in the estimated capex for the year, although these expenses are included in the total estimated capex column, in line with our Board of Directors approval process. Moreover, our estimated capex for the year is only reviewed once a year. Project Capacity (Mtpy) Estimated start-up Executed capex (US$ million) Estimated capex (US$ million) Physical progress 2015 Total 2015 Total Ferrous minerals projects S11D (mine / plant) 90 2H16 864 4,356 1,321 6,878(c) 75% CLN S11D 230 (80)(b) 1H14 to 2H18 1,353 4,006 2,375 9,484(d) 50% Cauê Itabiritos 24 (4)(b) 2H15 202 888 350 1,317(e) 92% CSP(a) 1.5 1H16 - 1,055 185 1,224(f) 92% Coal projects Moatize II 11 2H15 382 1,766 629 2,068 96% Nacala Corridor(g) 18 2H14 643 3,536 648 4,444 94% (a) Relative to Vale’s stake in the project. (b) Net additional capacity. (c) Original capex budget of US$ 8.089 billion. (d) Original capex budget of US$ 11.582 billion. (e) Original capex budget of US$ 1.504 billion. (f) Original capex of US$ 2.734 billion; Out of the original capex - US$ 1.491 billion financed directly by the CSP project. (g) The greenfield sections of the project concluded; brownfield sections concluding revamp. Sustaining capex Sustaining capital expenditures totaled US$ 647 million in 3Q15, decreasing US$ 286 million vs. 3Q14. Base Metals accounted for 56% and Ferrous Minerals for 34% of the total sustaining capex in 3Q15. Sustaining capital expenditures for Ferrous Minerals included, among others: (i) the replacement and acquisition of new equipment (US$ 85 million), (ii) the improvement in the current standards of health and safety and environmental protection (US$ 39 million), (iii) the expansion of tailing dams (US$ 35 million) and (iv) operational enhancements (US$ 29 million). Out of the total sustaining capex for Ferrous Minerals, maintenance of railways and ports in Brazil totaled US$ 77 million. Sustaining investments in iron ore fines amounted to US$ 209 million, equivalent to US$ 3.1/wmt in 3Q15. Sustaining capex in the Base Metals operations was mainly dedicated to: (i) Productivity improvements, compliance with environmental regulation and optimization of the Base Metals flowsheet (US$ 250 million), (ii) improvement in the current standards of health and safety  20 and environmental protection (US$ 54 million), (iii) replacement and acquisition of new equipment (US$ 24 million) and (iv) expansion of tailing dams (US$ 26 million). Sustaining capex by type - 3Q15 US$ million Ferrous Minerals Coal Base Metals Fertilizer TOTAL Operations 115 11 274 29 430 Waste dumps and tailing dams 35 - 26 4 65 Health and Safety 30 - 50 1 81 CSR - Corporate Social Responsibility 23 - 4 8 34 Administrative & Others 18 10 5 2 36 Total 221 22 360 44 647 Sustaining capex by business area US$ million 3Q15% 2Q15% 3Q14 % Ferrous minerals 221 34.2 276 40.3 511 54.7 Coal 22 3.4 4 0.6 36 3.8 Base metals 360 55.6 361 52.7 241 25.8 Fertilizer nutrients 44 6.8 42 6.2 80 8.5 Power generation - - - - 1 0.1 Others - - 1 0.1 66 7.0 Total 647 100.0 685 100.0 933 100.0 Portfolio management Vale sold four very large ore carriers of 400,000 tons deadweight to China Merchants Energy Shipping Co. (China Merchants) in 3Q15. The transaction totaled US$ 448 million. Vale completed the sale of preferred class A shares, representing 36.4% of the total capital of Minerações Brasileiras Reunidas S.A. — MBR (“MBR”), for the price of R$ 4.0 billion, equivalent to US$ 1.089 billion. Corporate social responsibility Investments in corporate social responsibility totaled US$ 108 million in 3Q15, out of which US$ 83 million dedicated to environmental protection and conservation and US$ 25 million dedicated to social projects.  21

 Debt indicators Gross debt totaled US$ 28.675 billion as of September 30th, 2015, decreasing by US$ 1.098 billion from the US$ 29.773 billion as of June 30th, 2015, mainly as a result of the: (i) increase in cash proceeds from divestments; (ii) impact of exchange rate on the translation of BRL and EUR denominated debt into USD; and (iii) increase in operating cash flows as cash collected in 3Q15, improved driven by an increase in sales volumes in 2Q15 vs. 1Q15. Net debt decreased by US$ 2.296 billion, totaling US$ 24.213 billion based on a cash position of US$ 4.462 billion as of September 30th, 2015. Debt position On September 2015, infrastructure debentures were issued in the Brazilian market for the total amount of R$ 1.350 billion, equivalent to US$ 349 million. Debt service is indexed to inflation and annual interest rates were priced below the sovereign reference, at IPCA + 6.6232% p.a. and IPCA + 6.6252% p.a. for maturity dates in 2020 and 2022, respectively. After currency and interest rates hedge, Vale’s gross debt on September 30th, 2015 was composed of 23% of floating and 77% of fixed interest rates, and 95% was denominated in US dollars. Average debt maturity remained practically stable at 8.3 years. The average cost of debt, after the above-mentioned hedge, decreased slightly to 4.37% per annum, against 4.43% on June 30th, 2015.  22

 Interest coverage, measured by the ratio of the LTM6 adjusted EBITDA to LTM interest payment, was 5.3x against 5.9x on June 30th, 2015. 6 Last twelve months Gross debt to LTM adjusted EBITDA was 3.6x as of September 30th, 2015. On October 30th, 2015, Vale will pay the second installment of the 2015 dividends in the amount of US$ 500 million, equal to US$ 0.0970 per common or preferred share. Debt indicators US$ million 3Q15 2Q15 3Q14 Total debt 28,675 29,773 29,366 Net debt 24,213 26,509 21,034 Total debt / adjusted LTM EBITDA (x) 3.6 3.3 1.6 Adjusted LTM EBITDA / LTM interest expenses (x) 5.3 5.9 11.1  23

 Performance of the business segments In 3Q15, the Ferrous Minerals business segment contributed with 88.1%, the Fertilizer business segment contributed with 10.5%, the Base Metals business contributed with 10.3%, while the Coal business segment and Others contributed with -6.9% and -2.0% of Vale´s total adjusted EBITDA, respectively. Segment information - 3Q15, as per footnote of financial statements Operating revenues Expenses US$ million Gross Net Cost¹ SG&A and othes¹ R&D¹ Pre operating & stoppage¹ Dividends Adjusted EBITDA² Ferrous minerals 4,367 4,312 (2,447) (153) (28) (32) - 1,652 Iron ore fines 3,290 3,278 (1,838) (169) (26) (23) - 1,222 ROM 27 24 (10) - - - - 14 Pellets 908 883 (508) 13 (1) (5) - 382 Others ferrous 115 101 (60) 5 (1) - - 45 Mn & Alloys 27 26 (31) (2) - (4) - (11) Coal 127 127 (207) (17) (7) (25) - (129) Base metals 1,355 1,347 (1,038) 7 (26) (97) - 193 Nickel(3) 1,011 1,011 (820) 8 (23) (97) - 79 Copper(4) 343 336 (218) (1) (3) - - 114 Fertilizer nutrients 747 698 (444) (5) (23) (29) - 197 Others 22 21 (43) 2 (37) - 19 (38) Total 6,618 6,505 (4,179) (166) (121) (183) 19 1,875 (1) Excluding depreciation and amortization (2) Excluding non-recurring effects (3) Including copper and by products from our nickel operations (4) Including by products from our copper operations 24

 Ferrous minerals Iron ore EBITDA Adjusted EBITDA for iron ore fines in 3Q15 was US$ 1.222 billion, US$ 23 million higher than the US$ 1.199 million achieved in 2Q15, mainly as a result of higher sales volumes (US$ 66 million), lower costs7 (US$ 81 million), and lower R&D (US$ 5 million), which were partially offset by lower realized sales prices (US$ 280 million). 7 Net effect on costs, after adjusting the volume and exchange rate impacts. SALES REVENUES AND VOLUME Gross sales revenues of iron ore fines totaled US$ 3.290 billion in 3Q15, 3.5% lower than in 2Q15 due to lower realized sales prices, which were partially offset by higher sales volumes. ROM sales revenues were US$ 27 million in 3Q15. Sales volumes of iron ore fines reached 70.5 Mt in 3Q15, 4.9% higher than in 2Q15 and 11.9% higher than in 3Q14 on the back of: (i) production of 88.2 Mt; (ii) acquisition of 2.5 Mt of iron ore from third parties; (iii) deduction of 13.5 Mt of iron ore fines used for the production of pellets; (iv) deduction of 3.2 Mt allocated to product inventories and (v) deduction of 3.5 Mt of ROM sales. CFR sales of iron ore fines totaled 44.9 Mt, representing 64% of 3Q15 sales, 2% higher than in 2Q15. Production in 3Q15, excluding Samarco’s attributable production and third party ore, was 88.2 Mt, 2.9 Mt higher than in 2Q15 and 2.5 Mt higher than in 3Q14. Production in 3Q15 was the highest quarterly production in Vale’s history. Carajás production reached 33.9 Mt in 3Q15, the highest for a third quarter, 2.3 Mt higher than in 2Q15 and 1.7 Mt higher than in 3Q14, mostly due to the ramp-up of the N4WS and the N5S extension mines and the greater capacity utilization of Plant 2. Gross operating revenue by product US$ million 3Q15 2Q15 3Q14 Iron ore fines 3,290 3,403 4,287 ROM 27 37 54 Pellets 908 1,003 1,356 Manganese ore 24 32 50 Ferroalloys 3 29 47 Others 115 118 141 Total 4,367 4,622 5,935 25

Volume sold ‘000 metric tons 3Q15 2Q15 3Q14 Iron ore fines 70,530 67,230 63,025 ROM 3,546 4,181 3,544 Pellets 11,961 12,231 11,506 Manganese ore 448 385 431 Ferroalloys 3 23 33 REALIZED PRICES Iron ore sales in 3Q15 were distributed across three pricing systems: (i) 49% based on the current quarterly, monthly and daily spot prices, including provisional price sales that were settled within the quarter; (ii) 38% based on provisional prices with settlement price based on the market price defined on the delivery date, in which case prices had not yet been settled at the end of the quarter; and (iii) 13% linked to past prices (quarter-lagged). Vale’s CFR dmt reference price for iron ore fines (ex-ROM) decreased by US$ 5.5/t from US$ 61.5/t in 2Q15 to US$ 56.0/t in 3Q15, being US$ 1.1/t higher than the average Platts IODEX 62% of US$ 54.9/t in 3Q15. Vale’s CFR/FOB wmt price for iron ore fines (ex-ROM) decreased by US$ 4.1/t from US$ 50.6/t in 2Q15 to US$ 46.5/t in 3Q15, after adjusting for moisture and the effect of FOB sales on 38% of the total sales volumes. Price realization in 3Q15 was impacted by: Provisional prices set at the end of 2Q15 at US$ 54.5/t, which were later adjusted based on the price of delivery in 3Q15, impacted prices in 3Q15 by a negative US$ 0.7/t compared to a positive US$ 0.4/t in 2Q15 as a result of the majority of our quarterly sales settlements occurring in July 2015 when IODEX averaged US$ 52.1/t. Provisional prices set at the end of 3Q15 at US$ 51.5/t vs. the IODEX average of US$ 54.9/t in 3Q15, negatively impacted prices in 3Q15 by US$ 1.1/t compared to a negative impact of US$ 1.4/t in 2Q15. Quarter-lagged contracts, priced at US$ 56.6/t based on the average prices for Mar-Apr-May, positively impacted prices in 3Q15 by US$ 0.2/t compared to a positive impact of US$ 1.0/t in 2Q15. 26

 In 3Q15, iron ore sales of 26.7 Mt, or 38% of Vale’s sales mix, were recorded under the provisional pricing system, which was set at the end of 3Q15 at US$ 51.5/t8. The final prices of these sales and the required adjustment to sales revenues will be determined and recorded in 4Q15. 8 The reference for determining the provisional price is SBB Steel Markets Daily forward curve IODEX 62% Fe CFR North China OTC, September 30th, 2015 page 5. The decrease in bunker oil prices reduced freight costs and thus positively impacted the settlement of FOB prices in 3Q15 by US$ 1.3/t compared to a reduction of US$ 0.7/t in 2Q15. Bunker oil prices impacted the settlement of FOB sales prices as the decrease in bunker oil prices led to a lower freight deduction from the IODEX CFR reference price used to determine the FOB price. Price realization - iron ore fines Average sale price US$/ metric ton 3Q15 2Q15 3Q14 Iron ore - Metal Bulletin 65% index 62.11 66.02 99.29 Iron ore - Platts’s 62% IODEX 54.90 58.45 90.21 Iron ore fines CFR reference (dmt) 56.00 61.50 84.80 Iron ore fines CFR/FOB (wmt) 46.48 50.62 68.02 ROM 7.53 8.85 15.24 Pellets CFR/FOB (wmt) 75.89 82.04 117.85 Manganese ore 54.24 83.12 116.01 Ferroalloys 1133.33 1260.87 1424.24 27

 COSTS AND EXPENSES Costs for iron ore fines amounted to US$ 1.838 billion (or US$ 2.107 billion with depreciation charges) in 3Q15. Costs decreased by US$ 82 million when compared to 2Q15 after deducting the effects of higher sales volumes (US$ 102 million) and exchange rates variations (-US$ 126 million). The decrease was mainly driven by lower personnel costs (-US$ 37 million) and lower services costs (-US$ 39 million) as a result of the shutdown of less efficient operations. Oil costs in the form of diesel totaled US$ 92 million in 3Q15 against US$ 100 million in 2Q15. Costs were in line with 2Q15 after adjusting for higher volumes (US$ 6 million) and exchange rate variations (-US$ 13 million). Falling oil prices had a limited positive impact on fuel costs, since there is no direct correlation between prices of diesel in Brazil and international oil prices. Evolution of iron ore fines cash cost, freight and expenses 28

 IRON ORE FINES COGS — 2Q15 x 3Q15 Variance drivers US$ million 2Q15 Volume Exchange Rate Others Total Variation 2Q15 x 3Q15 3Q15 Personnel 236 15 (29) (37) (51) 185 Outsourced services and Materials 314 20 (35) (25) (40) 274 Energy (Electricity, fuel & gas) 133 8 (17) (12) (21) 112 Acquisition of products 68 (24) - (4) (28) 40 Maintenance 243 15 (37) (16) (38) 205 Freight 703 51 - (18) 33 736 Bunker oil hedge 86 6 - 17 23 109 Others 162 11 (8) 13 16 177 Total costs before depreciation and amortization 1,944 102 (126) (82) (106) 1,838 Depreciation 263 16 (33) 23 6 269 Total 2,207 118 (159) (59) (100) 2,107 Maritime freight costs, which are fully accrued as cost of goods sold, totaled US$ 736 million in 3Q15, showing an increase of US$ 33 million as a result of higher sales volumes when compared to 2Q15. Unit freight cost per iron ore metric ton was US$ 16.4/t in 3Q15, US$ 0.4/t lower than the US$ 16.8/t recorded in 2Q15. This US$ 0.4/t decrease is explained by the positive impact of lower bunker oil prices in our chartering contracts. Vale’s average bunker oil price decreased from US$ 356.7/t in 2Q15 to US$ 296.6/t in the 3Q15. The impact of the outstanding bunker oil hedge position accounted for as “hedge accounting” in Vale’s unit freight cost was US$ 2.4/t with the settlement of 502,500 tons of bunker oil derivative contracts from the 975,000 tons of contracts that were outstanding at the end of June 2015, totaling a negative EBITDA impact of US$ 109 million. EBITDA should increase as of next year as there will be no hedge accounting impact in 2016. For further details, please refer to the ‘The Impact of Bunker Oil Hedging on Vale’s Financial Performance’ box on page 35. The cost of ore acquired from third parties amounted to US$ 40 million on 2.3 Mt sold in 3Q15. On a per-ton basis, cost of ore acquired from third parties decreased from US$ 19.4/t in 2Q15 to US$ 17.7/t in 3Q15. Volumes of third party ore sold decreased by 1.2 Mt in 3Q15 vs. 2Q15. Other operational costs amounted to US$ 177 million, increasing from the US$ 162 million in 2Q15. Total C1 cash cost at the port9 (mine, plant, railroad and port, ex-royalties) was US$ 868 million after deducting depreciation of US$ 269 million, iron ore acquired from third 29 parties of US$ 40 million, iron ore freight costs of US$ 736 million and bunker oil hedge accounting effects of US$ 109 million. 9 Excluding ROM and iron ore from third parties C1 Cash cost FOB port per metric ton of iron ore fines ex-royalties was US$ 12.7/t in 3Q15 vs. US$ 15.8/t in 2Q15, reducing US$ 3.1/t due to cost reductions in BRL and the depreciation of the BRL against the USD. C1 Cash cost FOB port per metric ton of iron ore fines fell 7.2% in Brazilian Reais from R$ 48.7/t in 2Q15 to R$ 45.2/t in 3Q15. Iron ore expenses, net of depreciation, amounted to US$ 218 million in 3Q15 vs. the US$ 248 million recorded in 2Q15. Expenses increased by US$ 8 million when compared to 2Q15 after adjusting for the effects of exchange rates (-US$ 38 million). R&D decreased by US$ 10 million. Pre-operating and stoppage expenses, net of depreciation, amounted to US$ 23 million, US$ 1 million lower than the US$ 24 million recorded in 2Q15. Unit cash costs and expenses (adjusted for quality and moisture) landed in China decreased from US$ 39.1/t in 2Q15 to US$ 34.2/t in 3Q15 for iron ore fines on a dry metric ton (dmt) basis. Costs and expenses landed in China for iron ore fines 30

 Iron ore fines cash cost and freight 3Q15 2Q15 3Q14 Costs (US$ million) COGS, less depreciation and amortization 1,838 1,944 2,403 Costs of ore acquired from third parties 40 68 107 Maritime freight costs 736 703 811 Bunker oil hedge 109 86 - FOB at port costs (ex-ROM and ex-third party ores)¹ 953 1,087 1,485 FOB at port costs (ex-ROM, ex-third party ores and ex-royalties) 868 1,008 1,355 Sales volumes (Mt) Total iron ore volume sold 74.1 71.4 66.6 Volume acquired from third parties 2.3 3.5 2.9 Total ROM volume sold 3.5 4.2 3.5 Volume sold of Vale’s own ore (ex-ROM) 68.3 63.7 60.1 % of CFR sales 64% 62% 58% % of FOB sales 36% 38% 42% Vale’s iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t) 12.7 15.8 22.5 Freight Volume CFR (Mt) 44.9 41.9 36.3 Vale’s iron ore unit freight cost (US$/t) 18.8 18.8 22.3 Vale’s iron ore unit freight cost (ex- bunker oil hedge) (US$/t) 16.4 16.8 22.3 Iron ore fines unit cost + expenses adjusted for quality landed in China US$/t 3Q15 2Q15 3Q14 Vale’s iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t) 12.7 15.8 22.5 Iron ore fines freight cost (ex-bunker oil hedge) 16.4 16.8 22.3 Iron ore fines expenses¹ & royalties 4.4 5.1 8.1 Iron ore fines moisture adjustment 2.8 3.4 4.7 Iron ore fines quality and commercial conditions adjustment 2.1 2.0 -0.8 Iron ore fines unit cost + expenses adjusted for quality landed in China (US$/dmt) 34.2 39.1 58.5 ¹ Net of depreciation Iron ore fines unit cost + expenses in BRL R$/t 3Q15 2Q15 3Q14 Vale’s iron ore cash cost (ex-ROM, ex-royalties), FOB (R$ /t) 45.2 48.7 50.5 Expenses¹ 10.8 11.4 12.9 Total 56.0 60.1 63.4 ¹ Net of depreciation Iron ore pellets Adjusted EBITDA for pellets in 3Q15 was US$ 382 million, compared to the US$ 570 million in 2Q15. The negative impacts in adjusted EBITDA from the decrease in sales prices (-US$ 67 million), sales volumes (-US$ 10 million) and the lower dividends received from Samarco (-US$ 146 million) and the leased pellet plants (-US$ 31 million) in 3Q15 vs. 2Q15 were partly offset by exchange rate variations (US$ 44 million) and lower costs (US$ 5 million). Gross sales revenues for pellets amounted to US$ 908 million in 3Q15, decreasing US$ 95 million from the US$ 1.003 billion recorded in 2Q15 as a result of the lower sales prices of 31

 US$ 75.9 per ton in 3Q15 vs. US$ 82.0/t in 2Q15 and of the 0.2 Mt decrease in sales volumes to 12.0 Mt in 3Q15 from 12.2 Mt in 2Q15. Sales volumes increased by 0.5 Mt in 3Q15 vs. 3Q14. Production reached 12.2 Mt in 3Q15, in line with 2Q15 and 0.8 Mt higher than in 3Q14 due to the ramp-up of the Tubarão 8 plant and the consistently good performance of the Oman, Vargem Grande and Fabrica pellet plants. Pellet CFR/FOB prices decreased by US$ 6.1/t, from US$ 82.0/t in 2Q15 to US$ 75.9 per metric ton in 3Q15, whereas the Platt’s IODEX iron ore reference price (CFR China) decreased by US$ 3.6/t in the quarter. The decrease in Vale´s realized pellet price was slightly higher than the decrease in the average Platts IODEX as a result of slightly lower pellet premiums in 3Q15 vs. 2Q15. CFR pellet sales of 3.1 Mt in 3Q15 represented 26% of total pellets sales and were in line with sales in 2Q15. FOB pellet sales decreased from 9.2 Mt in 2Q15 to 8.9 Mt in 3Q15. Pellet costs totaled US$ 508 million (or US$ 585 million with depreciation charges) in 3Q15. Costs decreased by US$ 5 million when compared to 2Q15 after adjusting for the effects of lower volumes (-US$ 12 million) and exchange rate variations (-US$ 44 million). The decrease in pellets costs is mainly due to lower energy costs (-US$ 10 million) and lower personnel costs (-US$ 9 million). Pre-operating and stoppage expenses for pellets were US$ 5 million in 3Q15 compared to the US$ 9 million in the previous quarter. EBITDA unit margins for pellets ex-Samarco were US$ 31.9/t in 3Q15, US$ 2.7/t lower than in 2Q15 mainly due to the decrease in dividends received from the leased pellet plants (-US$ 31 million). EBITDA in 3Q15 was based on a realized price of US$ 75.9/t. Cash costs include costs of iron ore, transformation costs (energy, labour, etc), lease fees for the pelletizing plants and freight. Pellets - EBITDA ex-Samarco 3Q15 2Q15 US$ million US$/ wmt US$ million US$/ wmt Gross Revenues / Realized Price 908 75.9 1,003 82.0 Net Revenues / Realized Price 883 73.8 972 79.5 Dividends Received (Leased pelletizing plants) ex-Samarco - - 31 2.5 Cash Costs (Iron ore, leasing, freight, overhead, energy and other) (508) (42.5) (569) (46.5) Expenses (SG&A, R&D and other) 7 0.6 (10) (0.8) EBITDA ex-Samarco 382 31.9 424 34.6 Unit cash costs and expenses (adjusted for quality and moisture) landed in China decreased to US$ 32.4/t based on combined sales of iron ore fines and pellets. 32

MANGANESE AND FERROALLOYS Adjusted EBITDA of Manganese ore and ferroalloys in 3Q15 was negative US$ 11 million, US$ 8 million lower than the negative US$ 3 million in 2Q15, mainly due to lower sales volumes (-US$ 10 million), and lower sales prices (-US$ 7 million), which were partially offset by lower costs (US$ 6 million) and exchange rate variations (US$ 5 million). Gross sales revenues for manganese decreased to US$ 24 million from US$ 32 million in 2Q15 due to lower sales prices. In 3Q15, production of manganese ore reached 644,000 t, compared to 554,000 t in 2Q15 and 654,000 t in 3Q14. Gross sales revenues for ferroalloys amounted to US$ 3 million, decreasing US$ 26 million from the US$ 29 million in 2Q15, due to lower sales volumes and lower sales prices. Ferroalloys production decreased to 21,000 t in 3Q15 from the 31,000 t recorded in 2Q15. Market outlook — iron ore Iron ore prices decreased 6.1% in the third quarter, from US$ 58.4/t in 2Q15 to US$ 54.9/t in 3Q15, mostly driven by lower steel production in China and in the rest of the world. Global steel production dropped 2.4% in 9M15, mainly impacted by a contraction in China’s steel production of 2.1%. Production also contracted 6.8% in North America, 5.8% in the CIS economies, 1.4% in South America and remained flat in the European Union in 9M15. Chinese apparent steel consumption decreased as fixed asset investments (FAI) decelerated, primarily driven by a weaker real estate sector. As a result of the subdued steel consumption, China increased its steel exports to an annual rate of 110 Mt. On the positive side, property sales in China have been growing for six consecutive months as a response to better credit conditions and could lead to a later increase in house starts and house completions as property inventories decrease and developers’ confidence improves. On the supply side, 80 Mt of seaborne iron ore capacity is expected to leave the market and be replaced by production from major iron ore producers. Domestic Chinese iron ore production is expected to reduce roughly 40Mt and reach 200 Mt in 2015. Looking ahead, global steel demand is expected to recover in 2016, mostly supported by demand from developed economies. Also, steel demand is expected to improve in China with supportive credit conditions and more infrastructure spending. 33

Volume sold by destination — Iron ore and pellets ‘000 metric tons 3Q15% 2Q15% 3Q14 % Americas 10,760 12.5 11,714 14.0 11,559 14.8 Brazil 9,363 10.9 10,167 12.2 9,929 12.7 Others 1,397 1.6 1,547 1.8 1,630 2.1 Asia 59,597 69.3 55,512 66.4 51,093 65.4 China 46,512 54.1 43,181 51.6 38,764 49.6 Japan 8,548 9.9 6,597 7.9 6,556 8.4 Others 4,537 5.3 5,734 6.9 5,773 7.4 Europe 13,014 15.1 13,360 16.0 12,353 15.8 Germany 5,219 6.1 5,926 7.1 4,909 6.3 France 1,497 1.7 1,455 1.7 1,337 1.7 Others 6,298 7.3 5,979 7.1 6,106 7.8 Middle East 2,401 2.8 2,797 3.3 2,523 3.2 Rest of the World 265 0.3 259 0.3 548 0.7 Total 86,037 100.0 83,642 100.0 78,075 100.0 Selected financial indicators — Ferrous minerals US$ million 3Q15 2Q15 3Q14 Net Revenues 4,312 4,552 5,823 Costs¹ (2,447) (2,661) (3,288) Expenses¹ (153) (189) (226) Pre-operating and stoppage expenses² (32) (38) (75) R&D expenses (28) (38) (83) Dividends received - 185 260 Adjusted EBITDA 1,652 1,811 2,411 Depreciation and amortization (402) (409) (534) Adjusted EBIT 1,250 1,217 1,617 Adjusted EBIT margin (%) 29.0 26.7 27.8 (1) Net of depreciation and amortization Selected financial indicators — Iron ore fines (excluding third party ores) 3Q15 2Q15 3Q14 Adjusted EBITDA (US$ million) 1,180 1,127 1,451 Volume Sold (Mt) 68.261 63.732 60.102 Adjusted EBITDA (US$/t) 17.29 17.69 24.14 Selected financial indicators - Pellets (excluding Samarco) 3Q15 2Q15 3Q14 Adjusted EBITDA (US$ million) 382 424 596 Volume Sold (Mt) 11.961 12.231 11.506 Adjusted EBITDA (US$/t) 31.94 34.64 51.80 Selected financial indicators - Iron ore fines and Pellets 3Q15 2Q15 3Q14 Adjusted EBITDA (US$ million) 1,562 1,551 2,047 Volume Sold (Mt) 80.222 75.963 71.608 Adjusted EBITDA (US$/t) 19.47 20.42 28.58 34

THE IMPACT OF BUNKER HEDGING ON VALE’S FINANCIAL PERFORMANCE The total effect of bunker oil prices is dependent on the bunker oil hedge taken out by Vale as discussed in our 4Q14, 1Q15 and in our 2Q15 financial performance. Bunker oil hedges are recorded as follows: (i) The hedge of the bunker oil exposure associated with our FOB and domestics sales is accounted for as financial results and is marked-to-market every quarter and recorded as financial results. (ii) The hedge of the bunker oil exposure associated with our CFR sales is recorded as hedge accounting, being marked-to-market every quarter and recorded in other comprehensive income and impacting costs of goods sold only at the actual settlement dates. Impact of bunker oil hedging in Vale’s financial performance Concept Current impact Drivers of future impact Freight contract type Hedge accounting Impact of derivative positions in P/L statement Impact incurred in 3Q15 P/L statement Type of Instrument Bunker oil derivative open positions (,000 tons) Average strike price (US$/t) CFR Yes Impact on COGS at settlement date US$ 2.4/t (US$ 109 million) increase on iron ore COGS Forward 473(a) 496 FOB No Impact on financial results US$ 530 million decrease on financial results Forward 2,520 462 Zero Cost Collar 2,357 317 - 386 (a) 100% of the forward instruments are to be settled in 2015 More specifically, the impact of the hedged positions in Vale’s results can be summarized as follows: (i) Impact on the financial statements related to the derivatives under Vale’s hedge accounting program: a. In 3Q15: (i) Freight costs increased by US$ 2.4/t with the settlement of derivatives contracts in 3Q15, causing COGS to increase and impacting EBITDA negatively by US$ 109 million. (ii) Open hedge positions on September 30th, 2015, had no impact on 3Q15 P&L statement, only on other comprehensive income. a 100% of the forward instruments are to be settled in 2015 35

b. In 4Q15: derivatives settlement will impact costs on a monthly basis and can be estimated by the following approximation10: 472,500 t * (Actual bunker oil price — US$ 496 / t) / 3 c. There will be no impact on EBITDA in 2016. (ii) Impact on the financial statements related to the trades that are not under Vale´s hedge accounting program: a. In 3Q15: a negative impact of US$ 530 million recognized in the 3Q15 financial expenses due to the realized loss on the settlements which occurred in the quarter and the mark-to-market of the open positions on September 30th, 2015. b. In 4Q15 and subsequent quarters: financial results will be impacted by the changes in the mark-to-market of the open derivative positions at the end of each quarter and by the gains or losses related to the settlements recorded in each quarter. (10) The actual settlement is based on the specific conditions (executed volumes and prices) of each derivative instrument. The above referred proxy assumes the average price of these instruments and evenly spread bunker tonnage throughout the year. 36

Base Metals Adjusted EBITDA was US$ 193 million in 3Q15, decreasing US$ 213 million mainly as a result of lower prices (US$ 255 million) in 3Q15. SALES REVENUES AND VOLUMES Nickel gross sales revenues totaled US$ 785 million in 3Q15, decreasing 10.2% vs. 2Q15, mainly due to the lower LME nickel prices of US$ 10,561 per metric ton in 3Q15 vs. US$ 13,008 in 2Q15 (US$ 136 million). Sales volumes in 3Q15 were 72,000 t, 5,000 t higher than in 2Q15. Copper gross sales revenues totaled US$ 368 million in 3Q15, decreasing 23.8% vs. 2Q15, mainly as a result of lower LME copper price of US$ 5,259 per metric ton in 3Q15 vs. US$ 6,043 per metric ton in 2Q15 (US$ 98 million). Copper sales volumes totaled 94,000 t in 3Q15 vs. 97,000 t in 2Q15 (US$ 16 million). PGMs (platinum group metals) gross sales revenues totaled US$ 59 million in 3Q15, decreasing 52.8% vs. 2Q15, due to lower sales volumes of 83,000 oz in 3Q15 vs. 149,000 oz in 2Q15 and lower prices. PGMs sales volumes decreased as a result of lower volumes available for sale due to the fire at the matte processing plant in Sudbury in 2Q15. Gold gross sales revenues totaled US$ 115 million in 3Q15, 10.2% lower than in 2Q15, mainly due to lower prices (US$ 8 million) and volumes (US$ 4 million). Sales volumes totaled 105,000 oz in 3Q15, 4,000 oz lower than in 2Q15. Gross operating revenue by product US$ million 3Q15 2Q15 3Q14 Nickel 785 874 1,288 Copper 368 483 579 PGMs 59 125 141 Gold 115 128 116 Silver 7 7 4 Others 22 31 1 Total 1,355 1,648 2,129 Nickel realized price improved relative to the LME in 3Q15 with an average realized price of US$ 10,866/t. Vale realizes a premium over the LME on the sale of its high purity nickel products (pellets, cathode and powder) and a discount on the sale of intermediate11 nickel products such as matte from PTVI and on ferro-nickel from Onça Puma. 11 Nickel LME delivered products are 99.8% or greater purity in terms of nickel content, whereas nickel intermediates are less pure as they are only partially processed. Due to this difference, intermediate products are sold at a discount. The amount of the discount will vary depending on the amount of processing still required, product form and level of impurities. 37

Copper realized price was US$ 1,367/t lower than the average copper LME price of US$ 5,259/t in 3Q15. The discount on Vale’s realized price versus the LME price is mainly a result of the impact of provisional pricing12 (US$ 618/t) and of treatment and refining charges on the sale of our copper products13 (US$ 479/t). Average sale price US$/ metric ton 3Q15 2Q15 3Q14 Nickel - LME 10,561 13,008 18,576 Copper - LME 5,259 6,043 6,994 Nickel 10,866 13,045 18,141 Copper 3,892 4,979 5,940 Platinum (US$/oz) 1,005 1,109 1,137 Gold (US$/oz) 1,095 1,174 1,081 Silver (US$/oz) 13.49 14.79 15.02 Cobalt (US$/lb) 14.54 10.73 9.97 Nickel production reached 71,600 t in 3Q15, 6.7% higher than in 2Q15, as a result of higher production in Indonesia and New Caledonia after maintenance shutdowns in 2Q15, and in Sudbury despite a maintenance shutdown in August 2015. Copper production reached 99,300 t in 3Q15, 5.3% lower than in 2Q15 and in 3Q14, as a result of a planned maintenance shutdown in Sudbury. Gold production was 100,000 oz in 3Q15, the best performance ever for a third quarter, as a result of the record production from Salobo. Production and sales volumes of copper and nickel will increase in 4Q15 with the conclusion of all scheduled maintenance for the year and the higher production from own ore sources, alongside the achievement of a 100% run rate at Salobo. Volume sold ‘000 metric tons 3Q15 2Q15 3Q14 Nickel operations & by products Nickel 72 67 71 Copper 32 34 48 Gold (‘000 oz) 15 26 47 Silver (‘000 oz) 374 247 160 PGMs (‘000 oz) 83 149 128 Cobalt (metric ton) 468 930 637 Copper operations & by products Copper 62 63 49 Gold (‘000 oz) 90 83 60 Silver (‘000 oz) 154 157 108 12 Under a pricing system referred to as MAMA (month after month of arrival), sales of copper concentrates and anodes are provisionally priced at the time of shipment and adjusted at the end of the quarter, until final prices are settled on the basis of the LME price for the month after the month of arrival, generally one to three months after the shipment date. 13 Vale mainly sells: (i) copper concentrates to custom smelters and refineries that charge a Treatment Charge and Refining Charge (TC/RC) to process the material and (ii) copper anode which is also an upstream product sent to custom refineries and subject to the Refining Charges. 38

 COSTS AND EXPENSES Costs totaled US$ 1.038 billion in 3Q15 (or US$ 1.406 billion including depreciation). After adjusting for the effects of volumes (US$ 14 million) and exchange rate variations (-US$ 64 million), costs increased by US$ 32 million vs. 2Q15, partially due to higher accounting of pre-operating expenses to VNC’s costs (US$ 16 million) as the operation ramps-up. BASE METALS COGS — 2Q15 x 3Q15 Variance drivers US$ million 2Q15 Volume Exchange Rate Others Total Variation 2Q15 x 3Q15 3Q15 Personnel 195 3 (14) 21 10 205 Outsourced services and Materials 207 3 (15) 23 11 218 Energy (Electricity, fuel & gas) 130 2 (9) 14 7 137 Acquisition of products 171 - - (65) (65) 106 Maintenance 224 4 (16) 25 13 237 Others 129 2 (9) 14 7 136 Total costs before depreciation and amortization 1,056 14 (64) 32 (18) 1,038 Depreciation 386 1 (29) 12 (18) 368 Total 1,442 13 (93) 44 (36) 1,406 SG&A and other expenses, excluding depreciation, was positive in US$ 7 million in 3Q15 compared to a negative US$ 41 million in 2Q15 mainly due to the positive impact of the reversal of provisions totaling US$ 38 million in 3Q15. Pre-operating and stoppage expenses, net of depreciation, totaled US$ 97 million, US$ 23 million lower than in 2Q15, mainly reflecting lower expenses at VNC (US$ 19 million) and Long Harbour (US$ 5 million). Performance by operation Unit cash cost decreased at practically all Base Metals operations in 3Q15, except for North Atlantic in which case unit cash cost increased due to lower by-product (copper, precious metals and PGMs) prices and volumes. Base Metals — unit cash cost of sales, net of by-product credits US$ / t 3Q15 2Q15 3Q14 North Atlantic Operations (nickel) 6,242 3,280 3,662 PTVI (nickel) 6,157 7,159 7,715 Sossego (copper) 2,301 2,353 3,136 Salobo (copper) 1,520 1,616 3,211 Onça Puma (nickel) 8,596 9,499 10,115 39

EBITDA Base Metals’ adjusted EBITDA by operation in 3Q15 was negatively impacted by lower prices (-US$ 255 million) and lower PGMs delivered volumes (-US$ 55 million) and partially offset by exchange rate effects (US$ 71 million). Details by operations are as follows: (i) North Atlantic operations’ EBITDA was US$ 139 million, decreasing by US$ 122 million compared with 2Q15 mainly as a result of lower sales prices (US$ 114 million) and lower volumes (US$ 65 million), and partially offset by the favorable impact of exchange rate (US$ 30 million) and lower costs and expenses (US$ 26 million). Sales volumes were impacted by planned maintenance shutdowns in both Sudbury and Thompson and seismic activities at the Stobie Mine in June and July. (ii) PTVI’s EBITDA was US$ 57 million, in line with 2Q15, as a result of lower prices (US$ 33 million), which were offset by lower costs (US$ 23 million) and higher volumes (US$ 13 million). (iii) VNC’s EBITDA was -US$ 115 million, decreasing US$ 37 million vs. 2Q15 mainly as a result of lower prices (US$ 23 million) and the write-off of inventories (US$ 14 million) in the quarter. (iv) Sossego’s EBITDA was US$ 36 million, decreasing by US$ 14 million as a result of lower prices (US$ 29 million) and partially offset by the favorable impact of exchange rates (US$ 13 million). (v) Salobo’s EBITDA was US$ 77 million, decreasing by US$ 42 million vs. 2Q15 as a result of lower prices (US$ 40 million) and higher COGS (US$ 19 million), partially offset by the favorable impact of exchange rates (US$ 18 million). (vi) Onça Puma’s EBITDA was US$ 12 million, decreasing by US$ 9 million vs. 2Q15 as a result of lower realized prices (US$ 14 million). Base metals — EBITDA by operation US$ million 3Q15 2Q15 3Q14 North Atlantic operation(1) 139 261 522 PTVI 57 58 124 VNC (115) (78) (105) Sossego 36 50 75 Salobo 77 119 35 Onça Puma(2) 12 21 142 Other(3) (13) (25) (12) Total 193 406 781 (1) Includes the operations in Canada and in the United Kingdom. (2) Includes the US$ 100 million received as insurance for Onça Puma furnace in 3Q14. (3) Includes the PTVI and VNC off-takes, intercompany sales and purchase of finished nickel, proceeds from the goldstream transaction and corporate center for base metals. 40

Market outlook — base metals Base metal prices were negatively impacted in the third quarter reflecting the continued re-evaluation of Chinese growth potential. NICKEL LME cash nickel prices declined steadily over the third quarter of 2015 due a combination of the typically slower summer months and signs of weakness in the Chinese stainless steel market. LME prices averaged $10,561/t in the quarter, representing a 19% decline compared to 2Q15 and a 43% drop versus 3Q14. The price was relatively range-bound, trading just below the $10,000/t level over the last month of the quarter. Meanwhile, LME inventories were relatively flat over the third quarter and totaled just over 452kt at the end of the period. Ore shipments from the Philippines into China declined in August and are expected to decline further into 4Q as the rainy season in the Philippines starts to impact the ability to ship ore. Net imports of finished nickel into China increased significantly with 91.3kt being imported in July and August compared with 5.3kt in the same months in 2014. While the duration of the current price weakness is uncertain, at these prices well over half of nickel operations have negative cash flows. Despite the lack of announcements of large scale shutdowns to date, supply is anticipated to decline in 2015 led by falling NPI production with the potential for further declines in 2016. COPPER LME cash copper prices also declined in the third quarter, averaging US$5,259/t, down 13% relative to 2Q15 and a decline of 25% compared to the same quarter in 2014. Inventories on all three major exchanges increased over the quarter with total exchange inventories ending the quarter at 519.5kt from 466.9kt at the beginning. While imports of refined copper into China have remained steady, concentrate imports have been strong, having increased 12% year-to-date over 2014. Several significant price related supply cuts were announced over the quarter, primarily impacting US, African and Chilean operations. Selected financial indicators US$ million 3Q15 2Q15 3Q14 Net Revenues 1,347 1,648 2,122 Costs¹ (1,038) (1,056) (1,258) Expenses¹ 7 (41) 76 Pre-operating and stoppage expenses¹ (97) (120) (127) R&D expenses (26) (25) (32) Adjusted EBITDA 193 406 781 Depreciation and amortization (437) (449) (432) Adjusted EBIT (244) (43) 349 Adjusted EBIT margin (%) (18.1) (2.6) 16.4 ¹ Net of depreciation and amortization 41

Coal Adjusted EBITDA for the Coal business segment was - US$ 129 million in 3Q15, compared to - US$ 102 million in 2Q15. The decrease of US$ 27 million was mainly driven by higher costs14 (-US$ 35 million) in 3Q15 and lower prices (-US$ 10 million), which were partly offset by lower expenses (US$ 13 million). Gross sales revenues of metallurgical coal decreased to US$ 115 million in 3Q15, compared to US$ 137 million in 2Q15. The decrease of US$ 22 million was driven by lower prices (US$ 9 million) and by lower sales volumes (US$ 13 million) in 3Q15 as a result of a two-week maintenance shutdown carried-out in July 2015. Gross sales revenues of thermal coal increased to US$ 12 million in 3Q15 from US$ 9 million in 2Q15, mainly as a result of higher sales volumes (US$ 4 million). Sales volumes of metallurgical coal reached 1.4 Mt in 3Q15 decreasing by 133 kt vs. 2Q15 as sales from Mozambique decreased 20% quarter-on-quarter. Total sales from Australia increased from 678 kt in 2Q15 to 724 kt in 3Q15 as a result of higher inventory sales. Sales volumes of thermal coal reached 243 kt in 3Q15, 78 kt higher than in 2Q15 as a result of the higher allocation of logistics capacity at the Beira corridor to transporting thermal coal as production of metallurgical coal decreased in Moatize. Coal costs amounted to US$ 207 million (or US$ 239 million with depreciation charges) in 3Q15, increasing US$ 21 million in comparison with the US$ 186 million recorded in 2Q15. After adjusting for the effects of lower volumes (US$ 12 million) and for the AUD depreciation (US$ 2 million), costs increased by US$ 35 million, mainly as a result of sales of higher cost coal from inventories and of higher mining costs in Mozambique. Costs in Mozambique increased with the waste removal brought forward during the plant shutdown. Coal expenses, excluding depreciation charges, decreased by US$ 13 million from US$ 62 million in 2Q15 to US$ 49 million in 3Q15. The decrease was mainly due to (i) a provision for obligations on the sale of our Colombian operations, recorded in 2Q15 (US$14 million); (ii) a lower inventory adjustment on thermal coal in Moatize (US$ 9 million) in 3Q15; and (iii) a reduction in SG&A expenses (US$ 3 million) in 3Q15. These reductions were partially offset by stoppage expenses related to the above-mentioned plant shutdown (US$ 7 million) and by higher pre-operating expenses in the Nacala corridor, resulting from higher coal volumes transported on the railway (US$ 6 million). 14 Net effect on costs, after adjusting the volume and exchange rate impacts 42

Performance by operation Highlights by operation are: AUSTRALIA • Adjusted EBITDA for the Australian operations was - US$ 4 million in 3Q15 compared to US$ 16 million in 2Q15. The decrease of US$ 20 million vs. 2Q15 was mainly driven by higher costs15 (-US$ 21 million). • Costs net of depreciation for the Australian operations amounted to US$ 59 million in 3Q15, increasing by US$ 22 million vs. 2Q15. After adjusting for the effects of higher volumes (US$ 3 million) and of the AUD depreciation (-US$ 2 million), costs increased by US$ 21 million mainly as a result of the additional sale of coal inventories due to increased coal sales and reduced ROM production. MOZAMBIQUE • Adjusted EBITDA for the Mozambique operations was - US$ 125 million in 3Q15 compared to - US$ 118 million in 2Q15. The decrease of US$ 7 million vs. 2Q15 was driven by higher costs16 (-US$ 14 million) and lower prices (-US$ 7 million), partly offset by lower expenses (US$ 12 million). • Mozambique costs net of depreciation amounted to US$ 148 million in 3Q15, in line with the US$ 150 million recorded in 2Q15. After adjusting for the effects of lower volumes (US$ 15 million), costs increased by US$ 14 million, mainly driven by the above-mentioned higher mining costs. • Operational improvements in Mozambique are paving the path for a turnaround in our coal business. Unit COGS, net of depreciation, is forecasted to decrease more than 5% in 2015 vs. 2014 on the back of production increases and improvements on key performance indicators (KPIs) such as yields of the coal processing plant which improved by 10%, truck productivity which increased by 3%, and the railway diesel consumption which decreased -9% in 9M15 vs. 2014. 15 Net effect on costs, after adjusting the volume and exchange rate impacts 16 Net effect on costs, after adjusting the volume impact 43

Market outlook — metallurgical coal Prices for low volatility premium hard coking coal17 fell 4.3% in the quarter from US$ 93/t in 2Q15 to US$ 89/t in 3Q15, and prices for PCI decreased by 2.7% from US$ 73/t to US$ 71/t in 3Q15. The Metallurgical Coal market remained unbalanced in 3Q15. Demand remained subdued, driven by a slow Chinese property sector with less need for steel and consequently for metallurgical coal. Supply remained strong with exports of metallurgical coal from Queensland climbing in the period and US production receding only moderately as coal miners fight to avoid bankruptcy. Looking forward, coal producers in Australia, Canada and Russia should be able to further reduce their costs on the back of depreciated currencies against the US dollar, reduced oil and energy prices, tax cuts and productivity gains. The combination of weak demand, persistent supply and lower production costs should continue to keep the metallurgical coal market under stress in the short-term. Coal business performance Gross operating revenue by product US$ million 3Q15 2Q15 3Q14 Metallurgical coal 115 137 184 Thermal coal 12 9 17 Total 127 146 201 Average sale price US$/ metric ton 3Q15 2Q15 3Q14 Metallurgical coal 81.22 88.27 101.21 Thermal coal 48.24 54.55 58.02 Volume sold ‘000 metric tons 3Q15 2Q15 3Q14 Metallurgical coal 1,419 1,552 1,818 Thermal coal 243 165 293 Total 1,662 1,717 2,111 17 Benchmark FOB Australia 44

Selected financial indicators - Coal US$ million 3Q15 2Q15 3Q14 Net Revenues 127 146 201 Costs¹ (207) (186) (283) Expenses¹ (17) (44) (51) Pre-operating and stoppage expenses¹ (25) (12) (11) R&D expenses (7) (6) (5) Adjusted EBITDA (129) (102) (149) Depreciation and amortization (80) (48) (31) Adjusted EBIT (209) (150) (180) Adjusted EBIT margin (%) (164.6) (102.7) (89.6) ¹ Net of depreciation and amortization 45

Fertilizer nutrients Adjusted EBITDA for the Fertilizer nutrients business segment increased to US$ 197 million in 3Q15 from US$ 163 million in 2Q15. The increase of US$ 34 million from 2Q15 was mainly driven by lower costs (US$ 40 million) and by higher sales volumes (US$ 69 million), offset by lower prices (US$ 54 million) and higher expenses (US$ 21 million). Potash gross sales revenues totaled US$ 47 million in 3Q15, increasing by US$ 13 million in 3Q15 vs. 2Q15. Sales volumes increased from 102 kt in 2Q15 to 155 kt in 3Q15, whereas realized prices decreased from US$ 333/t in 2Q15 to US$ 302/t in 3Q15. Realized prices decreased alongside the reduction of international potash prices. Phosphate products gross sales revenues totaled US$ 588 million in 3Q15, US$ 118 million higher than in 2Q15 as a result of higher sales volumes (US$ 154 million) and of lower realized prices (US$ 36 million). Nitrogen fertilizers gross sales revenues totaled US$ 92 million in 3Q15 vs. US$ 94 million in 2Q15. Higher sales volumes (US$ 17 million) were offset by lower sales prices (US$ 19 million). Fertilizer costs, net of depreciation, totaled US$ 444 million in 3Q15 (or US$ 536 million with depreciation charges), increasing US$ 75 million vs. 2Q15. After excluding the effects of higher volumes (US$ 115 million) and exchange rate variations (-US$ 26 million), costs decreased US$ 14 million, mainly due to lower prices of ammonia, sulfur and oil products. SG&A, net of depreciation, decreased to US$ 6 million in 3Q15 from US$ 8 million in 2Q15. R&D expenses totaled US$ 23 million in 3Q15, increasing 15% from the US$ 20 million recorded in 2Q15, mainly due to higher expenditures in the Kronau project study. Pre-operating and stoppage expenses totaled US$ 29 million in 3Q15, increasing US$ 11 million vs. 2Q15, mainly as a result of the stoppage at the Araxá processing plant for balancing SSP supply to market demand in 3Q15 (US$ 4 million) and higher expenses from Rio Colorado project (US$ 4 million). Market outlook — fertilizer nutrients The fertilizer market remained unbalanced in 3Q15 driven by lower consumption in Brazil and India. Demand in Brazil decreased as a result of the BRL depreciation and the reduction in credit availability to farmers while demand in India decreased with lower than expected monsoon rainfalls. The depressed outlook for agricultural commodity prices further discouraged demand for fertilizers. 46

From the supply side, nitrogen production decreased in key markets such as Ukraine and Saudi Arabia, which experienced unexpected operational difficulties. Phosphate and Potash production also decreased due to voluntary cuts from the main global producers. Overall supply shortages did not offset demand reductions. Fertilizers prices may remain pressured in the short term, however, looking forward, prices could be positively impacted by the new VAT taxes imposed in China and the beginning of the 2015/2016 summer planting season FERTILIZER NUTRIENTS COGS - 2Q15 x 3Q15 Variance drivers US$ million 2Q15 Volume Exchange Rate Others Total Variation 2Q15 x 3Q15 3Q15 Personnel 53 26 (6) 0 20 73 Outsourced services and Materials 238 48 (12) (5) 31 269 Energy (Electricity, fuel & gas) 45 20 (4) (5) 11 56 Maintenance 17 8 (2) 0 6 23 Others 16 13 (2) (4) 7 23 Total costs before depreciation and amortization 369 115 (26) (14) 75 444 Depreciation 72 28 (8) 0 20 92 Total 441 143 (34) (14) 95 536 Fertilizer nutrients business performance Gross operating revenue by product US$ million 3Q15 2Q15 3Q14 Potash 47 34 47 Phosphates 588 470 560 Nitrogen 92 94 109 Others 20 16 31 Total 747 614 747 Average sale price US$/ metric ton 3Q15 2Q15 3Q14 Potash 302.42 333.33 356.06 Phosphates MAP 505.21 531.90 553.75 TSP 391.50 404.60 445.40 SSP 197.17 212.60 218.83 DCP 506.57 604.27 617.71 Phosphate rock 82.57 80.59 68.87 Nitrogen 497.96 625.93 605.56 47

Volume sold ‘000 metric tons 3Q15 2Q15 3Q14 Potash 155 102 132 Phosphates MAP 348 207 287 TSP 317 230 246 SSP 740 523 685 DCP 118 98 122 Phosphate rock 769 881 726 Others phosphates 74 104 93 Nitrogen 185 150 180 Selected financial indicators — Fertilizer nutrients US$ million 3Q15 2Q15 3Q14 Net Revenues 698 568 699 Costs¹ (444) (369) (554) Expenses¹ (5) 2 (25) Pre-operating and stoppage expenses¹ (29) (18) (8) R&D expenses (23) (20) (16) Adjusted EBITDA 197 163 96 Depreciation and amortization (99) (77) (115) Adjusted EBIT 98 86 (19) Adjusted EBIT margin (%) 14.0 15.1 (2.7) ¹ Net of depreciation and amortization 48

CONFERENCE CALL AND WEBCAST Vale will host two conference calls and webcasts on Thursday, October 22nd. The first, in Portuguese (without translation), will begin at 10:00 a.m. Rio de Janeiro time. The second, in English, at 12:00 p.m. Rio de Janeiro time, 10:00 a.m. US Eastern Daylight Time, 3:00 p.m. British Standard Time, and 10:00 p.m. Hong Kong time. Dial in to conference calls/webcasts: In Portuguese: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the US: (1 888) 700-0802 Participants from other countries: (1 786) 924-6977 Access code: VALE In English: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the U.S.: (1 866) 262-4553 Participants from other countries: (1 412) 317-6029 Access code: VALE Instructions for participation will be available on the website: www.vale.com/Investors. A recording will be available on Vale’s website for 90 days as of October 22nd, 2015. This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 49

CONFERENCE CALL AND WEBCAST Vale will host two conference calls and webcasts on Thursday, October 22nd. The first, in Portuguese (without translation), will begin at 10:00 a.m. Rio de Janeiro time. The second, in English, at 12:00 p.m. Rio de Janeiro time, 10:00 a.m. US Eastern Daylight Time, 3:00 p.m. British Standard Time, and 10:00 p.m. Hong Kong time. Dial in to conference calls/webcasts: In Portuguese: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the US: (1 888) 700-0802 Participants from other countries: (1 786) 924-6977 Access code: VALE In English: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the U.S.: (1 866) 262-4553 Participants from other countries: (1 412) 317-6029 Access code: VALE Instructions for participation will be available on the website: www.vale.com/Investors. A recording will be available on Vale’s website for 90 days as of October 22nd, 2015. This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 50

Balance sheet US$ million 9/30/2015 6/30/2015 9/30/2014 Assets Current assets 17,701 18,067 21,267 Cash and cash equivalents 4,397 3,158 7,882 Financial investments 65 106 450 Derivative financial instruments 158 244 144 Accounts receivable 2,028 2,788 3,359 Related parties 343 392 286 Inventories 3,808 4,429 4,826 Prepaid income taxes 904 1,147 1,122 Recoverable taxes 1,364 1,554 1,836 Others 746 642 752 Non-current assets held for sale and discontinued operation 3,888 3,607 610 Non-current assets 10,857 7,456 8,653 Related parties 23 21 186 Loans and financing agreements receivable 194 220 246 Judicial deposits 838 1,063 1,512 Recoverable income taxes 417 422 428 Deferred income taxes 7,982 4,300 4,305 Recoverable taxes 527 669 392 Derivative financial instruments 133 25 116 Others 743 736 1,468 Fixed assets 70,467 81,825 92,927 Total assets 99,025 107,348 122,847 Liabilities Current liabilities 10,226 10,359 10,395 Suppliers and contractors 3,482 3,832 4,067 Payroll and related charges 455 526 1,189 Derivative financial instruments 1,422 837 696 Loans and financing 3,030 3,190 2,041 Related parties 141 194 130 Income taxes settlement program 330 411 483 Taxes payable 261 391 607 Provision for income taxes 217 178 354 Employee postretirement obligations 69 77 97 Asset retirement obligations 81 114 143 Redeemable noncontrolling interest 135 140 - Others 323 315 588 Liabilities directly associated with non-current assets held for sale and discontinued operations 280 154 - Non-current liabilities 44,298 47,118 49,068 Derivative financial instruments 2,808 2,285 1,308 Loans and financing 25,645 26,583 27,245 Related parties 76 94 112 Employee postretirement obligations 1,881 2,061 1,980 Provisions for litigation 858 1,147 1,362 Income taxes settlement program 3,992 5,071 6,320 Deferred income taxes 2,896 3,089 3,255 Asset retirement obligations 2,648 3,033 2,554 Participative stockholders’ debentures 603 852 2,013 Redeemable noncontrolling interest - - 255 Gold stream transaction 1,785 1,806 1,451 Others 1,106 1,097 1,213 Total liabilities 54,524 57,477 59,463 Stockholders’ equity 44,501 49,871 63,384 Total liabilities and stockholders’ equity 99,025 107,348 122,847 51

Cash flow US$ million 3Q15 2Q15 3Q14 Cash flows from operating activities: Net income (loss) from operations (2,236) 1,629 (1,428) Adjustments to reconcile net income with cash provided by operating activities: Depreciation, depletion and amortization 1,022 987 1,119 Loss on measurement or sales of non-current assets 48 (24) - Items of the financial result 6,801 (984) - Others (4,365) (68) 1,612 Variation of assets and liabilities Accounts receivable 343 (474) 645 Inventories (331) (89) 128 Suppliers and contractors 422 214 418 Payroll and related charges 53 (10) 259 Tax assets and liabilities, net (37) (354) (468) Others (91) 168 657 Net cash provided by operating activities 1,629 995 2,942 Cash flows from investing activities: Additions to investments (8) (36) (23) Additions to property, plant and equipment (1,870) (2,111) (3,269) Proceeds from disposal of assets and investments 472 454 929 Dividends and interest on capital received from joint ventures and associates 19 185 260 Others 76 72 (212) Net cash used in investing activities (1,311) (1,436) (2,315) Cash flows from financing activities: Loans and financing Additions 1,066 1,542 718 Repayments (928) (585) (563) Payments to shareholders: Dividends and interest on capital attributed to shareholders - (1,000) - Dividends and interest on capital attributed to noncontrolling interest - (9) (11) Other transactions with noncontrolling interest 1,089 (40) - Net cash provided by (used in) financing activities 1,227 (92) 144 Increase (decrease) in cash and cash equivalents 1,545 (533) 771 Cash and cash equivalents in the beginning of the period 3,158 3,684 7,065 Effect of exchange rate changes on cash and cash equivalents (306) 6 46 Cash and cash equivalents, end of period 4,397 3,157 7,882 Cash paid during the period for: Interest on loans and financing (381) (305) (438) Income taxes (47) (74) (81) Income taxes - settlement program (89) (103) (136) Derivatives received (paid), net (167) (102) - Non-cash transactions: Additions to property, plant and equipment - interest capitalization 195 177 211 52

ANNEX 2 — VOLUMES SOLD, PRICES AND MARGINS Volume sold - Minerals and metals ‘000 metric tons 3Q15 2Q15 3Q14 Iron ore fines 70,530 67,230 63,025 ROM 3,546 4,181 3,544 Pellets 11,961 12,231 11,506 Manganese ore 448 385 431 Ferroalloys 3 23 33 Thermal coal 243 165 293 Metallurgical coal 1,419 1,552 1,818 Nickel 72 67 71 Copper 94 97 97 Gold (‘000 oz) 105 109 107 Silver (‘000 oz) 528 405 268 PGMs (‘000 oz) 83 149 128 Cobalt (metric ton) 468 930 637 Potash 155 102 132 Phosphates MAP 348 207 287 TSP 317 230 246 SSP 740 523 685 DCP 118 98 122 Phosphate rock 769 881 726 Others phosphates 74 104 93 Nitrogen 185 150 180 Average sale prices US$/ton 3Q15 2Q15 3Q14 Iron ore fines CFR/FOB (wmt) 46.48 50.62 68.02 ROM 7.53 8.85 15.24 Pellets CFR/FOB (wmt) 75.89 82.04 117.85 Manganese ore 54.24 83.12 116.01 Ferroalloys 1,133.33 1,260.87 1,424.24 Thermal coal 48.24 54.55 58.02 Metallurgical coal 81.22 88.27 101.21 Nickel 10,865.81 13,044.78 18,140.85 Copper 3,891.78 4,978.97 5,939.50 Platinum (US$/oz) 1,004.75 1,109.16 1,137.42 Gold (US$/oz) 1,094.81 1,174.49 1,081.20 Silver (US$/oz) 13.49 14.79 15.02 Cobalt (US$/lb) 14.54 10.73 9.97 Potash 302.42 333.33 356.06 Phosphates MAP 505.21 531.90 553.75 TSP 391.50 404.60 445.40 SSP 197.17 212.60 218.83 DCP 536.10 604.27 617.71 Phosphate rock 78.02 80.59 68.87 53

Operating margin by segment (EBIT adjusted margin) % 3Q15 2Q15 3Q14 Ferrous minerals 29.0 26.7 27.8 Coal (164.6) (102.7) (89.6) Base metals (18.1) (2.6) 16.4 Fertilizer nutrients 14.0 15.1 (2.7) Total¹ 12.8 14.9 17.9 ¹ Excluding non-recurring effects 54

Annex 3 — reconciliation of IFRS and “NON-GAAP” information (a) Adjusted EBIT¹ US$ million 3Q15 2Q15 3Q14 Net operating revenues 6,505 6,965 9,062 COGS (5,040) (5,186) (6,501) SG&A (131) (159) (274) Research and development (121) (118) (194) Pre-operating and stoppage expenses (266) (259) (284) Other operational expenses (113) (203) (184) Adjusted EBIT 834 1,040 1,625 ¹ Excluding non-recurring effects. (b) Adjusted EBITDA EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However our adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position: (b) Reconciliation between adjusted EBITDA and operational cash flow US$ million 3Q15 2Q15 3Q14 Adjusted EBITDA 1,875 2,213 3,004 Working capital: Accounts receivable 343 (474) 645 Inventories (331) (89) 128 Suppliers 422 214 418 Payroll and related charges 53 (10) 259 Others (78) (129) (672) Adjustment for non-recurring items and other effects 29 (145) (221) Cash provided from operations 2,313 1,580 3,561 Income taxes paid - current (47) (74) (81) Income taxes paid - settlement program (89) (103) (136) Interest paid for third parties (381) (305) (438) Derivatives received (paid), net (167) (102) 36 Net cash provided by (used in) operating activities 1,629 996 2,942 (c) Net debt Reconciliation between total debt and net debt US$ million 3Q15 2Q15 3Q14 Total debt 28,675 29,773 29,366 Cash and cash equivalents¹ 4,462 3,264 8,332 Net debt 24,213 26,509 21,034 ¹ Including financial investments. (d) Total debt / LTM Adjusted EBITDA US$ million 3Q15 2Q15 3Q14 Total debt / LTM Adjusted EBITDA (x) 3.6 3.3 1.6 Total debt / LTM operational cash flow (x) 6.6 5.3 2.3 (e) LTM Adjusted EBITDA / LTM interest payments US$ million 3Q15 2Q15 3Q14 LTM adjusted EBITDA / LTM interest payments (x) 5.3 5.9 11.1 LTM operational profit / LTM interest payments (x) 2.0 2.5 5.8 55

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: October 22, 2015		Rogerio T. Nogueira
Director of Investor Relations